Exhibit 21.1

ITEM 1.	Subsidiaries of the Company

Entity	State of Incorporation

Acapulco Restaurants, Inc.	Delaware

El Torito Restaurants, Inc.	Delaware

El Torito Franchising Company	Delaware

El Paso Cantina, Inc.	California

Murray Pacific	California

TARV, Inc.	California

ALA Design, Inc.	California

Acapulco Restaurant of Westwood, Inc.	California

Acapulco Restaurant of Moreno Valley, Inc.	California

Acapulco Restaurant of Ventura, Inc.	California

Acapulco Restaurant of Downey, Inc.	California

Acapulco Mark Corp.	Delaware

Real Mex Foods, Inc.	California

CKR Acquisition Corp.	Delaware

Chevys Restaurants, LLC	Delaware